Ivy Growth Fund
                              Ivy US Blue Chip Fund
                           Ivy US Emerging Growth Fund

                         Supplement Dated April 23, 2001
            To Statement of Additional Information Dated May 1, 2000
                     (as supplemented on September 15, 2000)


The second and third sentences of the first paragraph under "Payments to Dealers" on page 47 in the "DISTRIBUTION SERVICES" section are revised in their entirety as follows:

With respect to Class C shares, IMDI currently intends to pay to dealers a sales commission of 1%, with respect to Ivy Growth Fund and Ivy US Blue Chip Fund, and 2%, with respect to Ivy US Emerging Growth Fund, of the sale price of Class C shares that they have sold, a portion of which is to compensate the dealers for providing Class C shareholder account services during the first year of investment. IMDI will receive the entire amount of the CDSC paid by shareholders on the redemption of Class C shares to finance the 1% or 2% commission and related marketing expenses.

The last sentence under "CLASS C" on page 59 in the "CONTINGENT DEFERRED SALES CHARGES" section is revised in its entirety as follows:

(Class C shares are subject to a CDSC of 1.00%, with respect to Ivy Growth Fund and Ivy US Blue Chip Fund, or 2.00%, with respect to Ivy US Emerging Growth Fund, if redeemed within one year of the date of purchase.)